31 January 2011

National Grid plc Interim Management Statement
for the period 1 October 2010 to 30 January 2011

HIGHLIGHTS

•	Well positioned for 2010/11 with operating profit significantly ahead of last year

•	Earnings per share expected to be broadly in line with the restated level for 2009/10[1], eliminating the dilutive impact of the rights issue in May 2010.

•	Capital expenditure programme now expected to total around £3.6bn for the full year

•	New rate order received for Niagara Mohawk Electric in the US

•	Restructuring and $200m US efficiency programme announced

•	Initial consultation on RIIO proposals for 2013 UK price reviews

•	Isle of Grain Phase 3 commenced commercial operations to plan

Steve Holliday, Chief Executive, said:

“I am pleased with the operational and financial performance of the business. We are positioned for a particularly strong year, driven by profit growth in our US business and a number of timing items.

We have today announced that we are taking decisive action to restructure the US business to improve accountability, efficiency and productivity.

In the UK, we are at the beginning of a two year process for resetting price controls for our UK Transmission and Gas Distribution businesses. We remain confident of a positive outcome – that is, one which provides appropriate returns on our very significant investment programme.”

FINANCIAL UPDATE

We continue to deliver both strong operational and financial performance this year across all of our businesses. The strong momentum seen in the first half has continued and has further improved, driven by cold winter weather following the hot weather in the US in the summer. This impact is mainly timing related and is combined with a number of other one-off items and timing issues which we would not expect to recur next year. We are well positioned for 2010/11 with earnings per share for the year expected to be broadly in line with the restated level for 2009/101.

This year we expect to move from a closing underrecovered regulated revenue position of about £200m at 31 March 2010, to an approximately neutral position at 31 March 2011 which will positively impact earnings for the current year.

Our US Gas Distribution business is performing particularly well this year with customer growth and income from new rate plans contributing significantly. We are also seeing improved performance from our non-regulated businesses, with Phase 3 of our Grain LNG terminal commencing commercial operations in December and providing extra supply security in time for the peak winter period.

In 2010/11, we have seen a pick up in inflation, which will impact next year’s UK revenues and is already impacting index-linked debt costs for this year. Our UK regulated revenues are subject to an RPI + X indexation at the start of each financial year. For the purpose of setting revenue for 2011/12 the average RPI + X element of the rate increases is expected to be 6.02 per cent. This increased revenue will continue to be partially offset by the impact of inflation on our index-linked debt in 2011/12.

We have continued our effective cash management by repurchasing debt, making early prepayments of bank loans and not refinancing a number of debt maturities. In the first half of the year, following the Rights Issue announcement in May 2010, we achieved a total repurchase amount of £675m equivalent through both open market bond repurchases and a cash tender offer. We successfully completed a further cash tender offer in January, repurchasing €450m of bonds, and further other repurchases to increase the total repurchase amount to around £1.14bn equivalent for the current financial year. This activity has resulted in significant savings in the cost of carry.

Overall, we are well positioned to deliver another year of significant growth in operating profit and our asset base and, in line with our policy, we expect to recommend an increase of 8 per cent in our full year dividend.

INVESTING FOR FUTURE GROWTH

Good progress has been made in this period relating to the planned step up in UK investment, investing only where we are confident we can earn attractive returns.

This year we remain on track to deliver a significant increase in capital investment, to around £3.6bn, driven by a step up in the UK Transmission business.

Connections to the UK electricity transmission network during the period

•	We currently have a total of 68GW of generation connections with signed connection agreements to connect to the transmission network by 2020 including 34GW of renewable generation.

•	1.6GW of new generation is expected to connect to our transmission system in 2010/11 compared to 2.8GW in 2009/10.

RESTRUCTURING AND US EFFICIENCY PROGRAMME

Today we are announcing a restructuring and cost reduction programme in the US. We are targeting a reduction in US operating costs of around $200m (£125m) per annum. This will be achieved primarily through the reduction of around 1200 positions across the US employee base. We anticipate delivering the run rate of $200m p.a. by 31 March 2012. This is part of National Grid’s continued drive to target increased returns from its US business. National Grid is evolving from its current global lines of business model to a regional model supported by global functions, with a tighter jurisdictional and local focus to drive customer value. Today’s restructuring will focus the responsibility for US performance under Tom King who will occupy the newly created position of Executive Director and President, US with effect from the beginning of April 2011.

In addition to the appointment of Tom King, Nick Winser will assume the position of Executive Director, UK, responsible for all UK businesses, and responsibility for the UK Gas Distribution business will transfer to Nick from 1 March 2011. As a consequence Mark Fairbairn, currently Executive Director, Gas Distribution will step down from the Board and leave National Grid at the end of March 2011.

OPERATIONAL UPDATE

We continue to deliver high standards of safety across all of our business and have seen particular progress in the safety performance of our contract partners’ workforce in the UK. Our focus on process safety has intensified as we continue to establish a Group-wide approach to major accident hazards built on sharing best practice throughout the company.

Customer satisfaction and growth

•	All US standards of service have been met for the second consecutive year.

•	US Gas Distribution customer base grew by 32,680 in the 9 months to 31 December 2010.

•	All Electricity Distribution and Generation call handling service levels across all service territories are meeting regulatory targets.

•	All customer satisfaction scores have continued to improve in both the UK and US.

•	In the UK, standards of service have been impacted by severe winter weather conditions and actions are being taken to recover standards wherever possible. It is likely that some standards will be failed at the full year.

Electricity Distribution and Generation reliability

•	We are projecting to have met our regulatory targets for calendar year 2010 in New York and Long Island. In Rhode Island and Massachusetts our performance has been affected by floods and wind storms respectively and we may incur some financial penalties as a result of missing regulatory targets in these areas.

Volumes for the 9 months to 31 December 2010

•	In the UK, gas distribution throughput was up 12%, (up 1.0% on a weather-normalised basis). This variation had no impact on UK Gas Distribution allowed price control revenue.

•	In the US, gas distribution volumes increased by 1.2% (up 2.0% on a weather-normalised basis) mainly due to increases in the use per customer among commercial and residential customers.

•	In our US electricity distribution business energy transported was up 0.8% on a weather- normalised basis driven by the slow economic recovery.

Transmission capital programme update

•	On 18 October we awarded Costain a contract worth in excess of £200m to complete the first phase of our London cable replacement programme.

•	On 16 November we signed our largest ever connection contract, for 7.2GW of capacity for East Anglia Offshore Wind Ltd.

•	On 13 December the Secretary of State gave consent for a pressure reduction installation at Tirley in Gloucestershire. This will allow the release of the maximum 950GWh capacity in the Milford Haven gas pipeline. National Grid Gas is working with the local planning authority to begin construction in early spring 2011.

•	On 16 December 2010 we launched a public consultation on our approach to undergrounding new electricity transmission lines. Our review will seek the views of a wide range of stakeholders and is due to be completed by the end of March 2011.

Gas Distribution mains replacement programme in the 9 months to 31 December 2010

•	1407km mains replacement completed in the UK this period.

•	275km of mains replacement completed in the US this period.

•	On track with plans to deliver around 1,900km and 290km in the UK and US respectively for the full year.

Grain LNG

•	The third phase of the Grain LNG import terminal began commercial operations on 1 December 2010. Total delivery capacity is now 650GWh/day (nearly 60 mcm) of gas. Maximum annual capacity is now equivalent to 20% of annual UK gas demand. In total National Grid has now invested nearly £1bn in the Grain LNG facility.

BritNed

•	The construction work for BritNed is nearing completion. In December 2010 the DC cable from the Dutch converter station at Maasvlakte was successfully energised. Work on the Isle of Grain to install the AC cable connection between BritNed and the UK transmission system is also nearing completion and was tested throughout January 2011.

Metering

•	Field trials of our new OnStream domestic gas smart meter and single phase electricity smart meters are continuing in conjunction with Scottish and Southern Energy.

New Hampshire

•	On 8 December 2010, National Grid signed an agreement with a subsidiary of Algonquin Power & Utilities Corp for the sale of its Granite State Electric and EnergyNorth businesses in New Hampshire for a total sale price of $285m (£178m) plus an amount relating to working capital.

•	The sale is expected to close in the second half of 2011, subject to regulatory approvals from the New Hampshire Public Utilities Commission and Federal Energy Regulatory Commission, and clearance under the Hart-Scott-Rodino Antitrust Improvements Act.

REGULATION UPDATE

On 20 January 2011 the New York Public Service Commission (NYPSC) agreed their final position on the Niagara Mohawk electric rate case and set new rates for 2011 for that business. These new rates will be effective from 1 February 2011, and will allow for a full year of cost recovery over the 11 months as if new rates had come into effect on 1 January 2011. On 24 January 2011 the detailed order approving new rates was received. The order allows for an increase in rates for 2011 of $119m. This is based on a return on equity of 9.3 percent and a common equity ratio of 48 percent. An amount equivalent to 20bp of the return on equity, approximately $7m p.a., is refundable to customers if we file for new rates before 1 Jan 2012. Of the $119m increase, approximately $40m represents a one off recovery of outstanding stranded cost revenues. The increase in 2011 is entirely offset by extending the recovery period of certain deferred costs to prevent an increase in customer bills this year. The increase in rates is to be deferred until 2012 and will be subject to a filing in the summer of 2011 for the recovery of deferral balances.

The order approves decoupling of revenues from volumes for all customer classes eligible for energy efficiency programmes and continues to allow for the full recovery of pension, other post-employment benefits and energy supply costs.

On 17 December 2010 Ofgem launched its first consultation document on a number of aspects of the new “RIIO” regulatory arrangements which will be used in price controls for UK Transmission and UK Gas Distribution commencing in April 2013. This included consultation on a number of financial issues including the cost of capital and depreciation lives. We are responding to this consultation which closes on 4 February 2011, and continue in principle to support many areas of the proposed changes including the focus on delivering the outputs that stakeholders require and increasing incentives, with a resultant potential for enhanced returns. Although we are in the early stages of the process, we believe that Ofgem are fully aware of the need to provide adequate returns and cash flow to the businesses that will be responsible for developing critical energy infrastructure. We look forward, over the next two years, to working with Ofgem to ensure that these very significant investments will continue to be attractive to the providers of debt and equity capital.

CONTACTS

Investors
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CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as such as changes in laws or regulations and decisions by governmental bodies or regulators; breaches of, or changes in, environmental, climate change and health and safety laws or regulations; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure; performance against regulatory targets and standards, including delivery of costs and efficiency savings; customers and counterparties failing to perform their obligations to National Grid; and unseasonable weather affecting energy demands. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates, commodity price indices and settlement of hedging arrangements; restrictions in National Grid’s borrowing and debt arrangements; changes to credit ratings of National Grid and its subsidiaries; adverse changes and volatility in the global credit markets; National Grid’s ability to access capital markets and other sources of credit in a timely manner and other sources of credit on acceptable terms; deflation or inflation; the seasonality of National Grid’s businesses; the future funding requirements of National Grid’s pension schemes and other post-retirement benefit schemes, and the regulatory treatment of pension costs; the loss of key personnel or the inability to attract, train or retain qualified personnel; new or revised accounting standards, rules and interpretations, including changes of law and accounting standards that may affect National Grid’s effective rate of tax; incorrect assumptions or conclusions underpinning business development activity and any restructuring or reorganization of National Grid and its subsidiaries, and any unforeseen significant liabilities or other unanticipated or unintended effects of such activities, restructuring or reorganization and the performance of National Grid’s subsidiaries. In addition National Grid’s reputation may be harmed if consumers of energy suffer a disruption to their supply. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (the SEC) (and in particular the Risk Factors and Operating and Financial Review sections in its most recent Annual Report on Form 20-F). The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause its results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The contents of any website references herein do not form part of this announcement.

1 2009/10 earnings per share restated at 49.5p/share. Restatement reflects scrip dividends and rights issue bonus element

2 Weighted average RPI + X revenue increase for UK Gas Distribution, Gas Transmission and Electricity Transmission based on their core revenue allowances. The individual RPI+X revenue increases are Gas Distribution 5.8%, Gas Transmission 4.7% and Electric Transmission 6.8%.